HIT's Benchmark

The AFL-CIO Housing Investment Trust (HIT) is a fixed-income fund with $4.3 billion in net assets. It invests in government/agency-insured multifamily and single family mortgage-backed securities (MBS), commercial MBS (CMBS), Treasuries and agency debt. The HIT’s benchmark is the most widely used broad-based market index for fixed-income securities, the Barclays Capital Aggregate Bond Index (Barclays Aggregate). The HIT has used this index as its benchmark since 1993.

The Barclays Aggregate includes U.S. Treasuries, agencies, corporate debt, single family MBS and CMBS. The HIT holds investment grade fixed income securities, but does not invest in corporate debt. The HIT uses government/agency-insured multifamily MBS as a substitute for corporate debt and some Treasury and agency securities. These MBS have superior credit quality relative to corporate debt, but have similar call protection resulting in positive convexity. The HIT's yield has been typically higher than the benchmark’s.

The table below compares the HIT’s portfolio risk measures to those of the Barclays Aggregate.

Comparison of HIT and Barclays Capital Aggregate Bond Index
As of March 31, 2012	HIT	Barclays Aggregate
Superior Credit Profile
AAA and Above	93.76%	74.32%
A and Below	2.52%	20.22%
Similar Interest Rate Risk
Effective Duration	4.65	4.91
Convexity	0.02	-0.08
Similar Call Risk
Call Protected	73.7%	68.7%
Not Call Protected	26.3%	31.3%
Yield Advantage (Yield to Worst)	2.76%	2.11%

The HIT’s investment management strategy is to construct a portfolio with similar interest rate risk relative to the Barclays Aggregate by actively managing duration and convexity, while maintaining a portfolio with superior credit quality and a higher yield relative to the Barclays Aggregate. This strategy has allowed the HIT to perform competitively with the Barclays Aggregate but with less credit risk and similar interest rate risk. Historical returns comparing the HIT to the Barclays Aggregate show significant correlation, with approximately 93% correlation for the five-year period ending March 31, 2012. The graph below shows the comparative rolling annual returns of the HIT and Barclays Aggregate, demonstrating the strong correlation.

HIT's net performance for the 1-, 3-, 5-, and 10- year periods ended March 31, 2012, was 7.25%, 5.93%, 6.17%, and 5.81%, respectively. The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available by following this link.

Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT. Information about HIT expenses can be found on page 1 of the HIT’s current prospectus.

The Barclays Aggregate is an unmanaged index and is not available for direct investment, although certain funds attempt to replicate this index. Returns for the Barclays Aggregate would be lower if they reflected the actual trading costs or expenses associated with management of an actual portfolio.